UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated May 8, 2013, announcing the Company's first quarter results for 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED

By: /s/ Inger M. Klemp
Date: May 13, 2013	Name: Inger M. Klemp
Title: Chief Financial Officer

Knightsbridge Tankers Limited

HIGHLIGHTS

•
Knightsbridge reports a net loss of $6.9 million and a loss per share of $0.28 for the first quarter of 2013. Excluding the results from discontinued operations, the Company reports a net loss of $0.4 million and a loss per share of $0.02 for the first quarter.

•	Knightsbridge reports EBITDA from continuing operations of $3.3 million and EBITDA from continuing operations per share of $0.13 for the first quarter of 2013.

•	Knightsbridge announces a cash distribution of $0.175 per share for the first quarter of 2013.

•	In March 2013, Knightsbridge concluded newbuilding contracts for two 182,000 dwt Capesize bulk carriers.

•	The VLCC Mayfair was sold and delivered in April 2013.

FIRST QUARTER 2013 RESULTS

The Company reports a net loss from continuing operations (i.e. the Capesize vessels) of $0.4 million and a loss per share from continuing operations of $0.02 for the first quarter compared with net income from continuing operations of $1.3 million and earnings per share from continuing operations of $0.05 for the preceding quarter. The decrease in net income is primarily attributable to a decrease in vessel earnings. The average daily time charter equivalent ("TCE") earned by the Company's Capesize vessels in the first quarter was $17,900 compared with $22,700 in the preceding quarter. In May 2013, the Company has an average cash breakeven rate for its Capesize vessels of $8,900 per vessel per day.

Following the sale of three VLCCs and the balance sheet classification of the fourth as 'held for sale', the results of the VLCCs have been recorded as discontinued operations in accordance with U.S. generally accepted accounting principles. The Company reports a net loss from discontinued operations of $6.5 million and a loss per share from discontinued operations of $0.26 for the first quarter compared with a net loss from discontinued operations of $1.6 million and a loss per share from discontinued operations of $0.06 for the preceding quarter. The increase in the loss from discontinued operations is primarily attributable to the impairment loss of $5.3 million that was recorded in the first quarter in respect of the Mayfair.

Cash and cash equivalents decreased by $15.9 million in the quarter. The Company generated cash from operating activities of $3.4 million, received $4.4 million as a deposit on the sale of the Mayfair, paid $15.4 million in installments on the two newbuilding contracts, used $4.0 million to repay loan facilities and paid $4.3 million in distributions to shareholders.

THE DRY BULK MARKET

The overall global economic climate remained weak through the first quarter of 2013 with certain regional differences. The European economy remains subdued while more positive signs are observed from the United States. More US jobs were created and official unemployment figures were approaching seven percent by the end of the quarter. On the other hand and more worrying for the dry bulk market are some of the leading indicators received from China. Declining Chinese Purchase Market Index and curbs on real estate have lead to lower steel futures. However, steel production remains at a high level and at the same time there has been a strong draw down of iron ore inventories.

The dry bulk market showed few signs of recovery during the quarter, while the smaller vessel sizes performed better than the Capesize segment in absolute terms for most of the quarter. A  Capesize earned on average $6,015 per day according to the Baltic Dry Index, which did not cover operating expenses for many owners.

There are some obvious explanations why the Capesize segment has underperformed:
-	Iron ore exports out of Brazil have been low. There is a strong correlation between the Brazilian iron ore export and the Capesize spot market due to the long sailing distances.
-	Fortescue delayed their ramp up of production in Australia from March until May 2013.
-	Colombian coal exports were almost 70 million metric ton lower on an annualized basis, partly due to strikes during first quarter of 2013.

Our dependence of development of the Chinese economy has been highlighted for several years. During 2012, iron ore and coal imports combined increased by more than 12 percent, while preliminary data are showing an increase of about six percent for the first three months of 2013. Historically the first quarter is the slowest quarter of the year, which is mainly due to adverse weather in the Southern Hemisphere.

Development in international coal and iron ore prices will have a great impact on the dry bulk market going forward. Presently there is a positive arbitrage both for steel producers and utilities compared to domestic Chinese iron ore and coal. With new iron capacity from Australia, Brazil and West Africa coming on stream the next three years and poorer quality of Chinese domestic iron ore, it is expected that imports of iron ore to China will increase.

According to shipping analysts, the total dry bulk order book at the end of the first quarter is below 100 million dwt or approximately 14 percent of the existing fleet. At the same time, the fleet older than 20 years is estimated to be approximately 88 million dwt and it is fair to say that the supply side is becoming more balanced. The order book is front heavy and it is expected that supply growth will be well below five percent in 2014 and 2015. There are still available newbuilding slots for 2015 delivery, but quality yards have limited capacity available. An interesting observation is that many yards are reluctant to repeat prices achieved during the first quarter and analysts are estimating that newbuilding prices have bottomed out.

In spite of the weak markets, there has been more interest in second hand vessels. Many sales candidates have had several inspectors onboard. Some of the sales concluded have been done at levels equal to or at higher than last done.  This is in particular true for vessels less than ten years old built at Japanese or Korean yards.

THE FLEET

In March 2013, the Company agreed the sale of its final VLCC (the Mayfair) and the vessel was delivered to the buyer on April 9, 2013. The Company recorded an impairment loss of $5.3 million in results from discontinued operations in the first quarter being the expected loss resulting from the sale of this vessel.

In March 2013, the Company concluded newbuilding contracts for two 182,000 dwt Capesize bulk carriers with Japan Marine United Corporation ("JMU") in Japan. The design provided by JMU represents the next generation Capesize bulk carriers with the latest technology available in order to secure fuel efficiency. The vessels are expected to be delivered during 2015. The Company has paid $15.4 million in installments and has purchase commitments of $87.0 million with expected payments of $5.1 million and $81.9 million in 2014 and 2015, respectively.

The Company's sailing fleet consists of four Capsize vessels. The Battersea is employed in the spot market. The Golden Zhejiang and Golden Future are employed on short term time charters with estimated expiries in the fourth quarter of 2013 and the first quarter of 2014, respectively. The Belgravia is on a long term time charter with estimated expiry in the third quarter of 2014.

CORPORATE

In January 2013, the Company issued 35,061 common shares and paid $181,610 to members of the Board of Directors, to the General Manager and the Dry Bulk Manager in settlement of the first and second tranches of the RSUs granted in December 2012 and December 2011, respectively, that vested on December 29, 2012.

On January 24, 2013, the Board of Directors granted a total of 94,476 RSUs pursuant to the 2010 Equity Plan to members of the Board and the two management companies. These RSUs will vest over 3 years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

24,472,061 ordinary shares were outstanding as of March 31, 2013, and the weighted average number of shares outstanding for the quarter was 24,462,711.

The Board has decided to declare a cash distribution of $0.175 per share. The record date is May 22, 2013, the ex cash distribution date is May 20, 2013 and the cash distribution will be paid on or around June 5, 2013.

OUTLOOK

The Board believes the recent Capesize newbuilding contracts concluded with JMU represents an attractive investment for the Company in terms of risk/reward. Although we are in a period with over supply in the dry bulk market, the Board expects the situation to improve at the time of delivery of the newbuildings.

Knightsbridge remains well positioned in the market place with its modern bulk fleet and financial flexibility. The Company will continue to search for additional acquisitions in market segments where the risk/reward ratio is attractive.

FORWARD LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge Tankers Limited and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the Commission.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
May 7, 2013

Questions should be directed to:

Contact:                  Ola Lorentzon: Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED
FIRST QUARTER REPORT (UNAUDITED)

INCOME STATEMENT (in thousands of $)	2013 Jan-Mar	2012 Jan-Mar	2012 Jan-Dec

Operating revenues	6,469	13,638	37,315
Operating expenses
Voyage expenses	133	691	4,323
Ship operating expenses	1,973	1,742	7,608
Administrative expenses	1,070	985	4,259
Depreciation	2,744	2,768	11,117
Total operating expenses	5,920	6,186	27,307
Net operating income	549	7,452	10,008
Other income (expenses)
Interest income	20	4	106
Interest expense	(845)	(955)	(3,765)
Other financial items	(150)	(127)	(467)
Total other expenses	(975)	(1,078)	(4,126)

Net (loss) income from continuing operations	(426)	6,374	5,882
Net (loss) income from discontinued operations	(6,512)	760	(59,311)
Net (loss) income	(6,938)	7,134	(53,429)

Basic (loss) earnings per share from continuing operations ($)	(0.02)	0.26	0.24
Basic (loss) earnings per share from discontinued operations ($)	(0.26)	0.03	(2.43)
Basic (loss) earnings per share ($)	(0.28)	0.29	(2.19)

Income on timecharter basis ($ per day per vessel)*
Capesize	17,900	35,600	22,500
* Calender days less off-hire after deduction of broker commission

Note: EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation and amortization of deferred charges. EBITDA from continuing operations in Q1 is calculated as $3,259,000 based on the net loss from continuing operations ($426,000), depreciation ($2,744,000), net interest expense ($825,000) and amortization of deferred charges ($116,000).

KNIGHTSBRIDGE TANKERS LIMITED
FIRST QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2013 Mar 31	2012 Mar 31	2012 Dec 31

ASSETS
Short term
Cash and cash equivalents	63,354	46,302	79,259
Other current assets	4,231	18,612	6,590
Long term
Restricted cash	15,000	15,000	15,000
Vessels, net	271,083	430,593	273,826
Newbuildings	15,374	-	-
Vessel held for sale	16,766	-	21,523
Deferred charges	1,097	1,948	1,222
Other long term assets	-	1,247	-
Total assets	386,905	513,702	397,420
LIABILITIES AND EQUITY
Short term
Current portion of long-term debt	12,646	3,600	4,700
Other current liabilities	11,860	5,903	6,798
Long term
Long-term debt	95,000	149,240	106,978
Other long term liabilities	750	-	1,250
Equity	266,649	354,959	277,694
Total liabilities and equity	386,905	513,702	397,420

KNIGHTSBRIDGE TANKERS LIMITED
FIRST QUARTER REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS (in thousands of $)	2013 Jan-Mar	2012 Jan-Mar	2012 Jan-Dec

OPERATING ACTIVITIES
Net (loss) income	(6,938)	7,134	(53,429)
Adjustments to reconcile net (loss) income to net cash provided by operating activities;
Depreciation and amortization	2,869	5,833	21,364
Net loss on sale of vessels	-	-	13,088
Impairment loss on vessels	5,342	-	41,597
Amortization of time charter contract value	-	211	2,303
Restricted stock unit expense	338	271	906
Provision for doubtful accounts	-	1,684	10,155
Change in operating assets and liabilities	1,786	(2,566)	815
Net cash provided by operating activities	3,397	12,567	36,799

INVESTING ACTIVITIES
Additions to newbuildings	(15,374)	-	-
Proceeds from sale of vessels	4,387	-	66,993
Net cash (used in) provided by investing activities	(10,987)	-	66,993

FINANCING ACTIVITIES
Repayment of long-term debt	(4,032)	(900)	(42,062)
Distributions to shareholders	(4,283)	(12,213)	(29,319)
Net cash used in financing activities	(8,315)	(13,113)	(71,381)

Net (decrease) increase in cash and cash equivalents	(15,905)	(546)	32,411
Cash and cash equivalents at start of period	79,259	46,848	46,848
Cash and cash equivalents at end of period	63,354	46,302	79,259

KNIGHTSBRIDGE TANKERS LIMITED
FIRST QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	2013 Jan-Mar	2012 Jan-Mar	2012 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	24,437,000	24,425,699	24,425,699
Shares issued	35,061	-	11,301
Balance at end of period	24,472,061	24,425,699	24,437,000

SHARE CAPITAL
Balance at beginning of period	244	244	244
Shares issued	1	-	-
Balance at end of period	245	244	244

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	131,766	131,256	131,256
Shares issued	-	-	-
Restricted stock unit expense	175	106	510
Balance at end of period	131,941	131,362	131,766

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	149,700	179,019	179,019
Distributions to shareholders	(4,283)	(12,213)	(29,319)
Balance at end of period	145,417	166,806	149,700

RETAINED (DEFICIT) EARNINGS
Balance at beginning of period	(4,016)	49,413	49,413
Net (loss) income	(6,938)	7,134	(53,429)
Balance at end of period	(10,954)	56,547	(4,016)
Total Equity	266,649	354,959	277,694